Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor
	For the Fiscal Year Ended 2008	For the Period April 10, 2007 to June 2006	For the Period July 1, 2006 to April 9, 2007	For the Fiscal Year Ended 2006
(in millions, except for ratios)
Earnings/(loss) from continuing operations before income taxes and minority interest	$(593.3)	$(167.5)	$39.3	$108.4
Plus Fixed Charges:
Interest expense	201.2	44.1	8.9	6.8
Capital interest	—	—	—	4.1
Estimated interest within rental expense	4.6	0.9	3.6	6.1
Total Fixed Charges	205.8	45.0	12.5	17.0
Plus: amortization of capitalized interest	—	0.3	0.5	0.4
Less: Interest expense capitalized	—	—	—	4.1
Earnings	(387.5)	(122.2)	52.3	121.7
Ratio of earnings to fixed charges			4.2	7.2
Shortfall	(593.3)	(167.2)